SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

Confidential Treatment Requested by Schlumberger Limited (Schlumberger N.V.)

Pursuant to 17 C.F.R. § 200.83

For Portions of This Letter Described Below

VIA EDGAR TRANSMISSION

May 17, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn: Brad Skinner, Senior Assistant Chief Accountant, Office of Natural Resources

Re:	Schlumberger N.V. (Schlumberger Limited)

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed January 25, 2017

Comment Letter dated May 5, 2017

File No. 1-04601

Dear Mr. Skinner,

This letter sets forth the response of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 5, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (File No. 1-04601). For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth our response below such comment.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “**”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

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Form 10-K for the Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 21

1.	You indicate that you continue to experience payment delays with many of your customers, including in Ecuador and Venezuela. In view of these delays, explain to us your basis for concluding that your allowance for doubtful accounts as of December 31, 2016 is appropriate. As part of your response, provide us, as supplemental information, an aging of your accounts receivable as of December 31, 2016, on a consolidated basis as well as for Ecuador and Venezuela individually. The accounts receivable schedules should clearly distinguish between current and overdue accounts receivable, and, for overdue items, should clearly indicate the extent of delinquency in reasonable increments of time. Additionally, provide a reasonably detailed discussion of the original payment terms for all accounts receivable.

Response:

We will address the Staff’s comments #1 and #2 in this response.

Venezuela

The aging of Schlumberger’s trade receivables related to its operations in Venezuela as of December 31, 2016, based on invoice date (in millions) and Schlumberger’s allowance for doubtful accounts related to these receivables were as follows:

Unbilled		0-60 days		61-90 days		91-180 days		181-360 days		> 360 days		Total
$	**	$	**	$	**	$	**	$	**	$	**	$	**

As of December 31, 2016, Schlumberger had an allowance for doubtful accounts of approximately $** million relating to these receivables.

It is common for oilfield service companies operating in Venezuela, as well as in other countries where there is a national oil company, to have a significant level of unbilled receivables. These unbilled receivables arise because there is a lengthy multi-step administrative process that both parties must follow before customers are able to receive and process invoices for payment. Schlumberger’s unbilled receivables are supported by signed documentation from properly authorized customer personnel evidencing the delivery and pricing of our services.

In order to put our Venezuelan operations into perspective, it is important to note that having operated in Venezuela since 1929, Schlumberger has a longstanding and strong relationship with its national oil company customer. Despite the country’s well-publicized challenges, Venezuela is the world’s largest holder of proved oil reserves and, therefore, remains a key strategic country for Schlumberger.

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The payment delays that we have experienced, in Venezuela and in other countries, are attributable to the extended weakness in global oil prices. However, our national oil company customer in Venezuela does not dispute the outstanding receivables and we have never had any material write-offs related to this customer in Venezuela, or any national oil company customers in other countries.

At numerous times throughout our long operating history in Venezuela, we have faced cyclical downturns during which receivable collections have been significantly delayed. However, Schlumberger has historically recovered its receivables, either as a result of cash collections (in the ordinary course or through agreed-upon payment plans) or through alternative payment mechanisms implemented in coordination with our primary customer in Venezuela.

For example, in early May 2017, we executed an agreement with our primary customer in Venezuela, whereby we exchanged $700 million of outstanding trade receivables for tradeable interest-bearing promissory notes. This transaction considerably reduced Schlumberger’s outstanding receivable balance in Venezuela, including the significantly aged receivables as of December 31, 2016.

Another example of an alternative payment mechanism is the agreement we entered into with our primary customer in Venezuela during the fourth quarter of 2015 to receive certain fixed assets (drilling rigs) as consideration in lieu of payment of approximately $200 million of receivables.

These transactions evidence our customer’s commitment to honoring these receivables.

Although we have reduced our activity in Venezuela to align our operations with cash collections, we consider this action to be temporary. Given the country’s vast oil reserves, we believe our activity levels and cash collections will improve as oil prices rise, thus improving our primary customer’s operating cash flows.

Furthermore, we believe that our customer will continue to require the use of service companies in order to explore and produce the country’s vast oil reserves, and that Schlumberger is uniquely positioned to assist with this effort given the critical technology we possess that is not readily available to the national oil company.

In summary, we concluded that collectability was reasonably assured at the time revenue was initially recognized and that, as of December 31, 2016, our allowance for doubtful accounts was appropriate based on the following considerations:

•	We have a very long operating history in Venezuela.

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•	We have a track record of recovering receivables from the national oil company through cash collections or alternative payment mechanisms.

•	We are in regular communication with our customer and, as a result, know that these receivables are not being disputed and that our customer has a strong desire for us to return to our historical activity levels.

•	We have a long history of successfully dealing with cyclical downturns and working with our customers to find alternative payment mechanisms, such as the arrangement we recently concluded that resulted in our receipt of $700 million of tradeable promissory notes.

•	Venezuela has the world’s largest supply of proved oil reserves, which we expect will provide our customer with access to significant cash inflows once oil prices recover.

•	We have an extensive history of operating in challenging times, and although our experience is that we should expect customer payment delays during weak economic or commodity price environments due to cash flows constraints, we fully expect that we will ultimately get paid for our services absent a bankruptcy event. In fact, over our 90-year history, Schlumberger has never recorded a material accounts receivable write-off related to a national oil company.

It is also worth noting that other oilfield service companies, including our primary competitor, have disclosed delays in receiving payment of outstanding receivables for services provided to the national oil company in Venezuela. Similar to Schlumberger, our primary competitor also disclosed that it reduced activity in Venezuela and at the same time, it has not recorded any material allowance for doubtful accounts relating to its operations in Venezuela.

Ecuador

The aging of Schlumberger’s trade receivables related to its operations in Ecuador as of December 31, 2016, based on invoice date (in millions), was as follows:

Unbilled		0-60 days		61-90 days		91-180 days		181-360 days		> 360 days		Total
$	**	$	**	$	**	$	**	$	**	$	**	$	**

As of December 31, 2016, approximately 94% of our outstanding receivables in Ecuador related to the national oil company, our primary customer there. Schlumberger has been operating in Ecuador since 1934 and, therefore, has a very strong and longstanding relationship with the national oil company.

The payment delays that we have experienced in Ecuador are largely attributable to the extended weakness in global oil prices combined with the economic impact of the April 2016 earthquake in Ecuador, which required the country to redeploy significant financial resources.

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Despite these economic challenges, Schlumberger has continued to receive significant and regular cash collections from its primary customer in Ecuador. Schlumberger received approximately $300 million of cash payments in Ecuador during the first half of 2016 and approximately $540 million of cash payments during the second half of 2016. During the first quarter of 2017, Schlumberger received approximately $290 million of cash payments. Furthermore, these outstanding receivables are not disputed by our primary customer in Ecuador.

Although we are experiencing payment delays and have a relatively high receivable balance in Ecuador, the historical receipt of regular cash payments provided us with persuasive evidence that collectability was reasonably assured at the time of revenue recognition.

It is also worth noting that, in late April 2017, Schlumberger received $150 million of Central Bank Notes (the “Notes”) from its primary customer in Ecuador as a form of payment of certain receivables. These Notes can be used by Schlumberger immediately to offset the payment of income taxes, VAT taxes and municipal taxes in Ecuador. In fact, Schlumberger has already utilized a significant portion of these Notes and expects to utilize the remaining balance before the end of 2017. The receipt of these Notes significantly reduced the older outstanding receivables from the national oil company.

Consolidated

Schlumberger maintains an allowance for doubtful accounts based on the expected collectability of its customer receivables; we also perform ongoing credit evaluations of our customers’ financial condition. Additionally, Schlumberger reviews the status of its accounts receivable portfolio in key countries with its audit committee on a quarterly basis.

The aging of Schlumberger’s trade receivables on a consolidated basis as of December 31, 2016, based on invoice date, was as follows (in billions):

	Unbilled *		0-60 days		61-90 days		91-180 days		181-360 days		> 360 days		Total
Venezuela	$	**	$	**	$	**	$	**	$	**	$	**	$	**
Ecuador		**		**		**		**		**		**		**
All other countries		**		**		**		**		**		**		**

Consolidated	$	**	$	**	$	**	$	**	$	**	$	**	$	**

Total trade receivables per aging above													$	**
Other non-trade receivables														**
Allowance for doubtful accounts														(0.4)

Receivables less allowance for doubtful accounts per balance sheet at December, 31, 2016														$9.4

*	Consists of unbilled receivables relating to national oil companies (as previously described); revenue recognized in excess of billings related to contracts accounted for under the percentage-of-completion method; and revenue earned in the ordinary course for which the related invoice had not yet been issued.

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Schlumberger’s contracts with our customers generally state that payment should be made within 30 to 60 days of receipt of an invoice. However, practice in the oil and gas industry is that customers generally do not comply with these payment terms, particularly outside of North America. This is especially true during periods of low oil and gas prices that cause a reduction in our customers’ cash flows. In weak economic environments or when there has been an extended weakness in oil and gas prices, we experience increased delays in the payment of our receivables.

As a large multinational company that has operated in many challenging countries for more than 90 years within an industry that is extremely cyclical, Schlumberger has extensive experience in working with its customers during difficult times to manage its accounts receivable balances. Over our 90-plus year history, Schlumberger has never recorded a material write-off relating to our national oil company customers, which are typically the slowest payors.

Schlumberger’s receivables are supported by signed documentation from properly authorized personnel evidencing the delivery and pricing of our services. As disclosed in Note 1 to our 2016 Consolidated Financial Statements, Schlumberger operates in more than 85 countries and as such, its accounts receivable are spread over many countries and customers. The United States, Venezuela and Ecuador represented approximately 11%, 12% and 12%, respectively, of Schlumberger’s accounts receivable balance at December 31, 2016. No other country accounted for greater than 10% of Schlumberger’s accounts receivable balance.

2.	For revenue arrangements involving customers in Ecuador and Venezuela, explain to us how you have established that collectability is reasonably assured at the time revenue is initially recognized.

Response:

Please refer to our response to comment #1.

3.

Your disclosure indicates that you have reduced activity in Venezuela to align operations with cash collections. Given this, explain to us whether you evaluated assets related to your Venezuela operations for impairment during the year ended December 31, 2016. If not, explain to us your basis for concluding that impairment testing was not necessary. Otherwise, provide us reasonably detailed summaries of the impairment tests. As part of your response, tell us the carrying value of assets related to your Venezuela operations as well as the

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material assumptions underlying the impairment tests. Additionally, tell us the revenue and results of operations for your Venezuela operations for the years ended December 31, 2014, December 31, 2015 and December 31, 2016.

Response:

The revenue and pretax operating income for our Venezuela operations for the years ended December 31, 2014, December 31, 2015 and December 31, 2016 were as follows (in millions):

	2014		2015		2016
Revenue	$	**	$	**	$	**
Pretax Operating Income	$	**	$	**	$	**

Schlumberger’s long-lived assets in Venezuela were approximately $[**] million at December 31, 2016. Of this amount, approximately $[**] million related to drilling rigs. The vast majority of these drilling rigs were received during 2016 pursuant to an agreement that Schlumberger executed with its primary customer in Venezuela to receive these assets in lieu of payment of certain customer receivables, as previously discussed. These drilling rigs were brand new and Schlumberger concluded that the fair value of the rigs approximated the carrying value of the customer receivables extinguished in this transaction. These new drilling rigs have a useful life of 12 years.

Given the relatively long useful life of these newly-acquired rigs, combined with our expectation that, given Venezuela’s strategic importance to Schlumberger as a result of the country’s significant crude oil reserves (as previously noted in this letter), we believe our activity levels and profitability in Venezuela will return to historical levels in the medium term and, therefore, allow us to recover the carrying value of these rigs over their useful life. Additionally, since these rigs were recently acquired, their carrying value already approximated fair value. We also note that these rigs are not legally restricted to operating in Venezuela and can be exported to other countries if they are not needed in Venezuela in the future. Based on these factors, we concluded that these assets were not impaired.

The carrying value of long-lived assets related to our Venezuelan operations, other than the foregoing drilling rigs, was $[**] million at December 31, 2016 and included approximately $20 million of assets that were sold shortly after year-end for proceeds that approximated their carrying value. The remaining $[**] million relates to equipment used in the provision of our services as well as our facilities in Venezuela. We concluded that there were no material impairments relating to these remaining assets for the following reasons:

•	We expect our activity levels and profitability in Venezuela will return to historical levels in the medium term and allow us to recover the carrying value of these assets over their remaining useful lives.

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•	These assets are dispersed across a number of different business lines, none of which had long-lived assets with carrying values that were individually significant.

•	Based on our experience with recent asset sales, that should we choose to, we believe we have the ability to sell the majority of these assets and recover their carrying values.

Schlumberger will continue to evaluate its long-lived assets in Venezuela for possible impairment in future periods should events or changes in the facts and circumstances indicate that their carrying value may not be recoverable.

Financial Statements and Supplementary Data, page 30

Notes to Consolidated Financial Statements, page 36

Note 3. Charges and Credits, page 39

4.	Disclosure under this note indicates that $299 million relating to the amortization of the write-up of acquired inventory was reported in the line item Merger & integration in your consolidated statement of income. However, footnote (1) to Note 4 indicates that this amount is included in 2016 cost of sales. Given this apparent inconsistency, clarify for us where this amount is included in your 2016 results of operations. To the extent that this amount is not included in cost of sales, explain to us, in reasonable detail, your basis for this presentation.

Response:

We acknowledge the inconsistency and hereby inform the Staff that the $299 million relating to the amortization of the write-up of acquired inventory was reported in the line item Merger & integration in the Consolidated Statement of Income.

We believe the inclusion of this amount within the line item Merger & integration is clear to a reader of our financial statements based on the detailed disclosure of the components of this line item in Note 3 of our Consolidated Financial Statements. Notwithstanding this, we will adjust footnote (1) to Note 4 in future filings in order to remove this inconsistency.

We reported this amount in the Merger & integration line item instead of cost of sales because it is nonrecurring in nature, combined with the fact that, in our judgment, including all of the charges relating to our 2016 Cameron acquisition within a single financial statement line item was the most meaningful presentation to readers of our financial statements. We believe this presentation, especially when considered with our detailed disclosure of the components of this financial statement line item in Note 3, allows readers of our financial statements to easily understand and analyze the impact of these items related to the acquisition.

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We acknowledge that the amortization of the write-up of acquired inventory is more typically included in cost of sales. However, given our judgement that it was best to include all of the Cameron merger and integration charges within a single line item, combined with the detailed disclosures in Note 3 of our Consolidated Financial Statements and the fact that the $299 million represented less than 1% of Schlumberger’s total expenses in 2016 and less than 5% of Schlumberger’s cost of sales in 2016, we concluded that our presentation was appropriate.

5.	You indicate that charges related to inventory write-downs were reported in the line item Impairments & other in your consolidated statement of income and not as part of cost of sales. Explain to us, in reasonable detail, your basis for this presentation.

Response:

Our basis for reporting the charges related to inventory write-downs recorded in connection with our second-quarter 2016 impairment charges within the line item Impairments & other was that, in our judgment, it was most appropriate to report all of the charges associated with the unfavorable oil and gas industry market conditions within a single financial statement line item given the magnitude and nature of such charges. We believe that including all of these charges within a single line in our income statement, combined with the detailed disclosure of the components of this financial statement line item in Note 3 of our Consolidated Financial Statements allows a reader of our financial statements to easily understand the accounting consequences of the industry-wide downturn. In fact, we have received positive feedback from investors and analysts who have indicated that they appreciated the clear manner in which we presented these charges.

We also believe our presentation of the charges related to inventory write-downs is supported by ASC 330-10-50-2 which states that “when substantial and unusual losses result from the application of the rule of lower of cost or market it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.”

Our presentation of the inventory write-downs as a result of the unfavorable oil and gas market condition within the line item Impairments & other is also consistent with the presentation of our primary competitor.

6.	Reconcile for us your use of the financial statement title Consolidated Statement of Income with the net loss reported for the year ended December 31, 2016.

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Response:

In future filings, we will use the financial statement title “Consolidated Statement of Income (Loss)”, and refer to it as such when referenced in the financial statement footnotes, when we have both net income and losses in the periods presented.

Form 8-K dated April 21, 2017

Exhibit 99.1

Charges & Credits

7.	Your reconciliations of GAAP net income/loss per share to non-GAAP net income excluding charges & credits per share does not include the per share amount of the individual reconciling items. To the extent that you present similar per share non-GAAP measures in the future, provide the per share amount of individual reconciling items. See Compliance and Disclosure Interpretation 102.05.

Response:

In the future, when applicable, we will include the per share amount of individual reconciling items when we present non-GAAP net income/loss excluding charges & credits or other similar per share non-GAAP measures.

* * *

If you have any questions or need additional information, please contact Saul Laureles, Director, Corporate Legal and Assistant Secretary of Schlumberger Limited, at (713) 375-3495 (slaureles@slb.com), or Ronald O. Mueller of Gibson, Dunn & Crutcher LLP at (202) 955-8671 (rmueller@gibsondunn.com).

Sincerely yours,

SCHLUMBERGER LIMITED

By:	/s/ Saul R. Laureles
Name:	Saul R. Laureles
Title:	Director, Corporate Legal and Assistant Secretary

cc:	Alexander C. Juden
Secretary and General Counsel

Simon Ayat
Executive Vice President and Chief Financial Officer

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Howard Guild
Chief Accounting Officer

Rich Shappard
PricewaterhouseCoopers LLP

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP